02033529

RECD S.E.C.
JUL - 2 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required, effective October 7, 1996)*

For the fiscal year ended December 31, 2001

Or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 *(No fee required)*

For the transition period from ____________________ to ________________________

Commission file number 1-14946

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings and Investment Plan
for Union Employees
1200 Smith Street
Suite 2400
Houston, Texas 77002

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX,S.A. de C.V.
Av. Constitución 444 Pte.
Monterrey, Nuevo León
México 64000

PROCESSED
JUL 11 2002
THOMSON
FINANCIAL

1 of 15

Southdown Medusa Savings and Investment Plan for Union Employees

Financial Statements for the Years Ended December 31, 2001 and 2000 and Supplemental Schedule for the Year Ended December 31, 2001 and Independent Auditors' Report

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

TABLE OF CONTENTS

All other schedules required by the Department of Labor are omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator and Participants of the
CEMEX, Inc. Savings and Investment Plan for
Union Employees (formerly the Southdown Medusa
Savings and Investment Plan for Union Employees)
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Southdown Medusa Savings and Investment Plan for Union Employees (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of Southdown Medusa Savings and Investment Plan for Union Employees as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 7, 2002

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Cash	$3,563,312	
Investments:		
Collective trust funds		$2,578,445
Participant loans	151,895	96,152
Total investments	151,895	2,674,597
Interest receivable	3,261	3,427
Contributions receivable	36,161	46,498
NET ASSETS AVAILABLE FOR BENEFITS	$3,754,629	$2,724,522

See accompanying notes to financial statements.

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS TO NET ASSETS:		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (143,885)	$ 170,052
Dividend income	96,074	41,584
Interest income	9,743	6,115
Contributions:		
Participants	917,823	936,091
Employer	232,534	225,545
Other		1,201
Total additions	1,112,289	1,380,588
DEDUCTIONS FROM NET ASSETS:		
Participant distributions	70,638	27,745
Administrative expenses	2,132	1,663
Transfers to other plans	9,412	
Total deductions	82,182	29,408
NET INCREASE	1,030,107	1,351,180
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,724,522	1,373,342
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$3,754,629	$2,724,522

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the Southdown Medusa Savings and Investment Plan for Union Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

General - The Plan is a defined contribution plan formed on August 1, 1998 for union employees of the Clinchfield, Georgia, and Charlevoix, Michigan plants of Southdown, Inc. (the "Company") with at least three months of service. In November 2000 the Company was acquired by Cemex, S.A. de C.V.

Employer Contributions - The Company matches 50% of the amount contributed by each contributing participant up to the first 5% of eligible pay. The amount of pay eligible for the 50% match will increase to 6% in 2002 and beyond. All employer contributions were invested in the Southdown, Inc. Common Stock Fund through October 2000. Effective October 2000, employer contributions were allocated based on the participant allocation elections.

Employee Contributions - Participants may elect to make contributions from 1% to 16% of their eligible pay, not to exceed $10,500. Participants directed the investment of contributions to the S&P 500 Stock Fund, the Asset Allocation Fund, the Merrill Lynch Income Accumulation Fund, or one of the LifePath Funds. The funds' investments were managed by Merrill Lynch through December31, 2001 (see Note 7).

Vesting and Distribution - Each participant is immediately and fully vested in all contributions and earnings thereon. All benefits are payable upon the participant's death, disability, or termination of employment.

Plan Termination - The Company retains the right to terminate the Plan or discontinue contributions thereunder at any time. The Board of Directors shall thereupon direct either (i) that the Trustee continue to hold the accounts of participants in the trust fund in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) that the Trustee immediately distribute to each participant all amounts then credited to his/her account as a lump sum, if permitted under applicable law.

Reclassifications - Certain amounts for 2000 have been reclassified to conform to the 2001 presentation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - Each Fund of the Trust is accounted for separately. The Plan's financial records are maintained on the cash basis of accounting. The Plan's financial statements, however, are prepared on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from these estimates.

Investments - The Plan's assets held in the Asset Allocation Fund, the S&P 500 Stock Fund and the LifePath Funds are recorded at the fair market value as determined by published market quotations. The guaranteed investment contracts held by the Plan in the Income Accumulation Fund are valued at contract value as determined by the Trustee. According to the provisions of Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Plans and Defined Contribution Pension Plans ("SOP 94-4"), the contracts for this plan have been deemed to be benefit-responsive. As such, the contracts are presented at contract value in the statements of net assets available for benefits. During 2000, the difference between contract value and fair value for the contracts was immaterial as contract value approximated fair value. On December 31, 2001, all investments, other than participant loans were converted to cash. See also Note 7.

Expenses - Asset management fees are paid by the Plan, loan fees are paid by the borrowing participant, and all other administrative costs are paid by the Company.

Payment of Benefits - Benefits are recorded when paid.

3. PARTICIPANT LOANS RECEIVABLE

The Plan permits participants to borrow a minimum of $1,000 and a maximum of $50,000, up to one-half of the participant's vested account balance, for a term not to exceed five years except in the case of a loan for the purpose of acquiring a house, apartment, condominium, or mobile home which is used as the principal residence of the participant. Participants may borrow from the value of their balances invested in any of the various investment funds at their discretion. However, loan repayments are invested on the same pro-rata basis as the borrower has directed the investment of his/her current Plan contributions. The interest rate on loans is based on the prime rate at the date of the loan plus 1%.

4. INVESTMENTS

The following table presents the fair values of investments:

	December 31, 2001	December 31, 2000
Collective trust funds, at fair value:		
S&P 500 Stock Fund		$ 442,658
Asset Allocation Fund		187,276
LifePath Income Fund		80
LifePath 2010 Fund		39,021
LifePath 2020 Fund		33,724
LifePath 2030 Fund		72,539
LifePath 2040 Fund		287,652
Merrill Lynch Income Accumulation Fund, at contract value		1,515,495
Total collective trust funds		2,578,445
Participant loans	$ 151,895	96,152
Total	$ 151,895	$ 2,674,597

There are no individual investments which exceed 5 percent of net assets available for plan benefits as of December 31, 2001.

Individual investments which exceed 5 percent of net assets available for plan benefits as of December 31, 2000, are as follows:

S&P 500 Stock Fund	$ 442,658
Asset Allocation Fund	187,276
LifePath 2030 Fund	287,652
Merrill Lynch Income Accumulation Fund, at contract value	1,515,495

5. TAX STATUS

The Plan's Trustee has obtained an opinion from the Internal Revenue Service (the "IRS") dated February 8, 1993, which indicates that the prototype of the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan is intended to be qualified and tax-exempt under the Code, although an application for a determination letter from the IRS specific to the Plan has not been submitted. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

6. NONPARTICIPANT-DIRECTED INVESTMENTS

At January 1, 2000, the Plan's sole nonparticipant-directed fund was the Southdown, Inc. Common Stock Fund which amounted to $205,275. During 2000, the Plan's nonparticipant-directed investments were limited to employer contributions through October 30, 2000 to the fund of $187,551. In November 2000 the fund was liquidated and the proceeds transferred to the participants' directed funds. At December 31, 2001 and 2000, there are no nonparticipant-directed funds.

7. SUBSEQUENT EVENTS

In January 2002 the common stock of Cemex, S.A. de C.V., the plan sponsor, was added as an investment option. Additionally, in January 2002, the name of the Plan was changed to Cemex, Inc., Savings and Investment Plan for Union Employees and the trustee of the Plan was changed to The 401(k) Company. Beginning January 2002, participants may direct the investment of contributions to the following funds: Conservative Asset Allocation Model, Moderate Asset Allocation Model, Moderate Aggressive Allocation Model, Aggressive Allocation Model, INVESCO Stable Value Fund, Bond Fund of America/A, Franklin Real Estate Securities Fund/A, Washington Mutual Investors Fund/A, AIM Constellation Fund/A, MFS Research Fund/A, Putnam New Opportunities Fund/A, Franklin Balance Sheet Investment/Inv A, Franklin Strategic Srs: Sm-Mid Cap Growth I/A, Templeton Foreign Fund/A, Pilgrim International Small Cap Growth/A, Templeton Developing Markets Trust/A, or CEMEX S.A. de C.V. Stock.

In connection with the investing of participant salary deferrals and rollover amounts into Cemex, S.A. de C.V. common stock, the Cemex, S.A. de C.V. filed a Registration Statement on Form S-8 under the Securities Act of 1933 on April 11, 2002, which became effective on such date. Between the period January 1, 2002 and January 29, 2002, approximately $25,802 of participant salary deferrals and rollover amounts were used to purchase Cemex, S.A. de C.V. common stock. The Plan Administrator and Cemex, S.A. de C.V. are evaluating these transactions and investigating the potential availability of exemptions for these transactions from the registration requirements of the Securities Act of 1933. Management's position in this matter is that the Plan and Plan participants will not be adversely affected.

* * * * * *

Supplemental Schedule
Provided Pursuant to the U.S. Department
of Labor's Rules and Regulations

(See Independent Auditors' Report)

SOUTHDOWN MEDUSA SAVINGS AND INVESTMENT PLAN FOR UNION EMPLOYEES

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2001

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
Cash		$ 3,563,312	$ 3,563,312
Participant loans	Participant loans (1)	151,895	151,895

(1) Generally one-to-five-year installment notes with interest rates ranging from 6.75% to 10%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS AND INVESTMENT
PLAN FOR UNION EMPLOYEES

By: /s/ Andrew M. Miller
Name: Andrew M. Miller
Title: Chairman of Administrative Committee

Date: July 2, 2002

EXHIBIT INDEX

Exhibit No.	Description
1.	Consent of Deloitte & Touche LLP to the incorporation by reference into the Registration Statement on Form S-8 (File No. 333-86090) of CEMEX, S.A. de C.V. of its report, dated June 7, 2002, with respect to the audited financial statements of the CEMEX, Inc. Savings and Investment Plan for Union Employees (formerly the Southdown Medusa Savings and Investment Plan for Union Employees) as of and for the years ended December 31, 2001 and 2000.

EXHIBIT 1

14

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-86090 of CEMEX, S.A. de C.V. on Form S-8 of our report dated June 7, 2002, appearing in this Annual Report on Form 11-K of CEMEX, Inc. Savings and Investment Plan for Union Employees (formerly the Southdown Medusa Savings and Investment Plan for Union Employees) for the year ended December 31, 2001.

Deloitte & Touche LLP

Houston, Texas
July 1, 2002